UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

Spark Networks, Inc.
______________________________________________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.001 par value per share ________________________________________________________________________________________________________________________
(Title of Class Securities)

84651P100
_________________________________
(CUSIP Number)

March 10, 2008
_______________________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☑              Rule 13d-1(b)

☑              Rule 13d-1(c)

☐              Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** Michael M. Rothenberg and David A. Sackler are filing this Schedule 13G pursuant to Rule 13d-1(b).  Moab Capital Partners, LLC and Moab Partners, L.P. are filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 11 Pages

CUSIP No. 84651P100

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Moab Capital Partners, LLC 20-4093001
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
	6	Shared Voting Power 1,861,487
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,861,487
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,487
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 11 Pages

CUSIP No. 84651P100

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Moab Partners, L.P. 20-4092810
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
	6	Shared Voting Power 1,861,487
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,861,487
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,487
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) PN

Page 4 of 11 Pages

CUSIP No. 84651P100

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael M. Rothenberg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
	6	Shared Voting Power 1,861,487
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,861,487
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,487
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) IN, HC

Page 5 of 11 Pages

CUSIP No. 84651P100

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Sackler
2	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
	6	Shared Voting Power 1,861,487
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,861,487
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,487
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) IN, HC

Page 6 of 11 Pages

Item 1.

(a)       Name of Issuer

Spark Networks, Inc.

(b)      Address of Issuer’s Principal Executive Offices

8383 Wilshire Boulevard, Suite 800, Beverly Hills, California, 90211.

Item 2.

(a)       Name of Person Filing

This Schedule 13G is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab LP”); Mr. Michael M. Rothenberg and Mr. David A. Sackler (each, a “Reporting Person”).

(b)      Address of Principal Business office or, if None, Residence

For each Reporting Person,

15 East 62nd Street
New York, New York 10065

(c)         Citizenship

Moab LLC is a Delaware limited liability company
Moab LP is a Delaware limited partnership
Messrs. Rothenberg and Sackler are each United States citizens

(d)         Title of Class Securities

Common Stock

(e)          CUSIP Number

84651P100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Page 7 of 11 Pages

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).*

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group in accordance with § 240.13d-1(b)(ii)(J).

*Messrs. Rothenberg and Sackler are control persons in accordance with§240.13d-1(b)(1)(ii)(G).

Item 4.            Ownership
Moab LLC
(a) Amount beneficially owned: 1,861,487
(b) Percent of class: 7.1%*
(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to direct the vote: 1,861,487
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 1,861,487

Moab LP
(a) Amount beneficially owned: 1,861,487
(b) Percent of class: 7.1%*

Page 8 of 11 Pages

(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to direct the vote: 1,861,487
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 1,861,487

Michael M. Rothenberg
(a) Amount beneficially owned: 1,861,487
(b) Percent of class: 7.1%*
(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to direct the vote: 1,861,487
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 1,861,487

David A. Sackler
(a) Amount beneficially owned: 1,861,487
(b) Percent of class: 7.1%*
(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to direct the vote: 1,861,487
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of: 1,861,487

*All ownership percentages are based on 26,122,789 Shares outstanding, which is calculated based on the amount of shares outstanding as of November 7, 2007 of 26,817,789, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, as filed with the Securities and Exchange Commission on November 9, 2007, adjusted to reflect the Issuer’s repurchase of 695,000 shares on November 29, 2007 as reported in the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on November 29, 2007.

Page 9 of 11 Pages

Item 5.            Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Moab LLC, in its capacity as investment adviser to Moab LP, may be deemed to be the beneficial owner of 1,861,487 shares owned by Moab LP, as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer owned by Moab LP.

Michael M. Rothenberg is a part-owner of Moab LLC and a Managing Member. As a controlling person of Moab LLC, he may be deemed to beneficially own 1,861,487 shares of the issuer owned by Moab LP.

David A. Sackler is a part-owner of Moab LLC and a Managing Member.  As a controlling person of Moab LLC, he may be deemed to beneficially own 1,861,487 shares of the issuer owned by Moab LP.

Pursuant to Rule 13d-4, Michael M. Rothenberg and David A. Sackler disclaim beneficial ownership of the securities owned by Moab LP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURE

Date:  March 12, 2008

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler

Page 11 of 11 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  March 12, 2008

Moab Partners, L.P. By: Moab Capital Partners, LLC, its General Partner

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

/s/ David A. Sackler
David A. Sackler